 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CONFERENCE CALL AND WEBCAST DETAILS AND RELEASE DATES FOR ITS UPCOMING 2016 YEAR-END RESERVES AND 2016 FINANCIAL AND OPERATIONAL RESULTS

CALGARY, ALBERTA (March 2, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its 2016 year end reserve information before markets open on March 8, 2017 and subsequently release its fourth quarter and year end 2016 operational and financial results before markets open on March 15, 2017.

Bellatrix will host a conference call to discuss the year end reserve information as well as the fourth quarter and year-end financial and operational results on March 15, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239. The call can also be heard live through an Internet webcast accessible via the Investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts. The webcast will be archived in the Investors section at for approximately 60 days following the call.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com